Exhibit 99.B(j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 129 to Registration Statement No. 033-00488 on Form N-1A of our report dated July 27, 2017, relating to the financial statements and financial highlights of PNC Government Money Market Fund and PNC Treasury Money Market Fund (two of the twenty-nine funds comprising PNC Funds) and PNC Advantage Institutional Treasury Money Market Fund (the fund comprising PNC Advantage Funds), appearing in the Annual Report on Form N-CSR of PNC Funds and PNC Advantage Funds for the year ended May 31, 2017, and to the references to us under the headings “Financial  Highlights” in the Prospectus and “Independent  Registered  Public  Accounting  Firm” and “Financial  Statements” in  the  Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

February 27, 2018